

New Leadership
New Vision
New Strategy

Integrated Electrical Services, Inc.

Michael J. Caliel, President & CEO
Randy Guba, CFO

D.A. Davidson Sixth Annual Engineering & Construction Conference
September 20, 2007



Forward-Looking Statements

Certain statements in this presentation are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the *Securities Exchange Act* of 1934, all of which are based upon various estimates and assumptions that the company believes to be reasonable as of the date hereof. These statements involve risks and uncertainties that could cause the company's actual future outcomes to differ materially from those set forth in such statements.

IES undertakes no obligation to publicly update or revise information concerning the company's restructuring efforts, borrowing availability, or its cash position or any forward-looking statements to reflect events or circumstances that may arise after the date of this presentation. Forward-looking statements are provided pursuant to the safe harbor established under the private *Securities Litigation Reform Act* of 1995 and should be evaluated in the context of the estimates, assumptions, uncertainties, and risks described herein.

General information about us can be found at http://www.ies-co.com under "Investor Relations." Our annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as any amendments to those reports, are available free of charge through our website as soon as reasonably practicable after we file them with, or furnish them to, the SEC.



Who We Are

IES

We are a national specialty electrical contractor providing electrical and low-voltage solutions to a diverse customer base, including institutions, corporations, general contractors and developers

Our services include design, build, installation and long-term service and maintenance

Our primary business segments are:
- Commercial & Industrial
- Residential

New Leadership

IES



Michael J. Caliel, President & CEO
- Invensys Process Systems, Honeywell & ASEA Brown Boveri (ABB)
- 26 years experience



Raymond Guba, CFO
- General Electric & Kraton Polymers
- CPA
- 24 years experience



Chris Haas, Vice President of Supply Chain Management
- CSX Transportation, International Truck and Engine Corporation & Ford Motor Company
- 13 years experience



Greg Jackson, Director Financial Reporting
- UHY, LLP, Simmons Company International, CIBC World Markets & PriceWaterhouseCoopers, LLP
- CPA
- 12 years experience



Edjuan Bailey, Vice President Marketing
- Federal Express and Centex Homes
- 18 years experience



Commercial and Industrial

Electrical, communications, utility installations and upgrade; renovation, replacement and service maintenance work in:

- Airports
- Community centers
- High-rise apartments and condos
- Hospitals and health care centers
- Hotels
- Manufacturing and processing facilities

- Military installations
- Office buildings
- Refineries, petrochemical and power plants
- Retail stores and centers
- Schools
- Theaters, stadiums, casinos and arenas

IES

Electrical installations in:

Housing Market
- New single family
- Low rise
- Multi family

Geography
- Local
- Regional
- National homebuilders





IES

Segment and Geographic Diversity

Segments Served

39%
61%
Residential
Commercial &
Industrial

Business By Area





North Central
Northeast
West
3%
6%
26%
65%
South

Historical IES Company data; changes over time



IES

Diverse Industry Segments – Commercial

NORDSTROM

COLUMBIA/HCA
Healthcare Corporation



HYATT®



LOWE'S
Let's Build Something Together™

Marriott

verizon

WAL★MART®









Diverse Industry Segments - Industrial








IES

Diverse Industry Segments - Residential





















Lapis Cove
Lake

RYLAND
America's Home Builder

BEAZER HOMES
www.beazer.com

KB HOME

Pulte Homes

Trammell Crow Company

Competitive Strengths

IES



- National Reach
- Customer Diversity
- Industry and Technical Expertise
- Large Scale Project Execution Capabilities
- Access to Bonding, Capital and Human Resources
- Institutionalized Work Processes
- Experienced Management







IES



Reposition
- Autonomous
- Local relationships and brands
- Depth of knowledge
- Broad portfolio

Consolidate
- Market oriented
- Best practices
- Talent development
- Back office

Leverage
- Cost advantage through scale
- Value added services
- Scaleable platform

New Strategy

IES

- Organize around markets
- Establish National Account relationships
- Expand into higher value services
- Develop and retain top talent
- Deploy best in class processes
- Create cost advantage through scale



Operational Excellence

Realignment To Industry

Diversify

Differentiate Through Scale

Driving Results – Margin Improvement

Deployment of best practices has begun to show improvements

Gross Margin



12%	16%	16%	17%
Q4 06	Q1 07	Q2 07	Q3 07

IES



Driving Results – Cash Management

Rigorous focus on cash management

Cash and Cash Equivalents

$ in millions



$11	$28	$46	$67	$68
Q3 06	Q4 06	Q1 07	Q2 07	Q3 07

Driving Results - Backlog

Improving backlog quality



$ in millions
Backlog
(Rolling Year)
Dollars
Margin
350
325
300
15.0%
14.0%
13.0%
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07



Driving Results - Safety

Industry-leading safety record

OSHA Recordable Rate

EMR & OSHA Lost Time Rate

Legend:
- EMR
- OSHA Lost Time Rate
- OSHA Recordable Rate

Note: Dotted lines represent industry averages

Source: National Council on Compensation and Insurance, Inc. and U.S. Bureau of Labor Statistics

IES

Investment Considerations

- New Leadership
- New Vision
- New Strategy
- Driving results to maximize shareholder value

IES



IES

New Leadership
New Vision
New Strategy

Integrated Electrical Services, Inc.

APPENDIX

FY2007 Third Quarter Results



	Successor Three Months Ended June 30, 2007 (Unaudited)	Successor Two Months Ended June 30, 2006 (Unaudited)	Predecessor One Month Ended April 30, 2006 (Unaudited)
Revenues	$ 222,631	$ 166,951	$ 74,147
Cost of services	184,322	142,643	62,440
Gross profit	38,309	24,308	11,707
Selling, general and administrative expenses	34,113	21,390	9,995
(Gain) loss on asset sales	(91)	(71)	1
Income from operations	4,287	2,989	1,711
Reorganization items	-	436	(40,719)
Interest and other expense, net	1,561	1,515	1,463
Income (loss) from continuing operations before income taxes	2,726	1,038	40,967
Provision (benefit) for income taxes	1,693	8	(4,756)
Net income from continuing operations	1,033	1,030	45,723
Discontinued operations			
Loss from discontinued operations	(29)	(2,940)	(2,210)
Benefit from income taxes	(203)	-	4,804
Net income (loss) from discontinued operations	174	(2,940)	(7,014)
Net income (loss)	$ 1,207	$ (1,910)	$ 38,709
Basic income (loss) per share:			
Continuing operations	$ 0.07	$ 0.07	$ 3.05
Discontinued operations	0.01	(0.20)	(0.47)
Total	$ 0.08	$ (0.13)	$ 2.59
Diluted income (loss) per share:			
Continuing operations	$ 0.07	$ 0.07	$ 2.97
Discontinued operations	0.01	(0.19)	(0.46)
Total	$ 0.08	$ (0.12)	$ 2.52
Shares used in the computation of earnings loss per share:			
Basic	15,086	14,971	14,971
Diluted	15,163	15,374	15,374

FY2007 Nine Month Results



	Successor Nine Months Ended June 30, 2007 (Unaudited)	Successor Two Months Ended June 30, 2006 (Unaudited)	Predecessor Seven Months Ended April 30, 2006 (Unaudited)
Revenues	$ 665,977	$ 166,951	$ 516,864
Cost of services	553,969	142,643	436,947
Gross profit	112,008	24,308	79,917
Selling, general and administrative expenses	104,774	21,390	69,772
(Gain) loss on asset sales	(117)	(71)	107
Income from operations	7,351	2,989	10,038
Reorganization items	–	436	(28,608)
Interest and other expense, net	4,743	1,515	15,171
Income (loss) from continuing operations before income taxes	2,608	1,038	23,475
Provision (benefit) for income taxes	2,077	8	758
Net income from continuing operations	531	1,030	22,717
Discontinued operations			
Loss from discontinued operations	(2,204)	(2,940)	(14,929)
Benefit from income taxes	(1,340)	–	–
Net income (loss) from discontinued operations	(864)	(2,940)	(14,929)
Net income (loss)	$ (333)	$ (1,910)	$ 7,788
Basic income (loss) per share:			
Continuing operations	$ 0.04	$ 0.07	$ 1.52
Discontinued operations	(0.06)	(0.20)	(1.00)
Total	$ (0.02)	$ (0.13)	$ 0.52
Diluted income (loss) per share:			
Continuing operations	$ 0.04	$ 0.07	$ 1.48
Discontinued operations	(0.06)	(0.19)	(0.97)
Total	$ (0.02)	$ (0.12)	$ 0.51
Shares used in the computation of earnings loss per share:			
Basic	15,048	14,971	14,971
Diluted	15,063	15,374	15,374



IES

EBITDA Reconciliation

The company has disclosed in this press release EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDAR (earnings before interest, taxes, depreciation, amortization and restructuring expenses) amounts that are non-GAAP financial measures. EBITDA and EBITDAR are also measures that are used in determining compliance with the company's senior secured credit facility. Therefore, management believes EBITDA and EBITDAR provide useful information to investors as a measure of comparability to peer companies. However, these calculations may vary from company to company, so IES' computations may not be comparable to other companies. In addition, IES has certain assets established as part of applying fresh-start accounting that will be amortized in the future. A reconciliation of EBITDA and EBITDAR to net income is found in the table below. For further details on the company's financial results, please refer to the company's quarterly report on Form 10-Q, to be filed on August 13, 2007.

(in millions)	Successor Ended June 30, 2007	Successor Two Months Ended June 30, 2006	Predecessor One Month Ended April 30, 2006
Continuing Operations:			
Net Income	$ 1.0	$ 1.0	$ 45.7
Interest Expense	1.8	1.5	1.5
Provision (Benefit) for Income Taxes	1.7	0.0	(4.8)
Depreciation and Amortization	2.6	1.4	0.5
EBITDA for Continuing Operations	$ 7.0	$ 3.9	$ 42.9
EBITDA for Discontinued Operations	$ -	$ (3.0)	$ (2.2)
Total EBITDA	$ 7.0	$ 0.9	$ 40.7
Restructuring Expenses	$ -	$ 0.4	$ (40.7)
Total EBITDAR*	$ 7.0	$ 1.3	$ -

(in millions)	Successor Nine Months Ended June 30, 2007	Successor Two Months Ended June 30, 2006	Predecessor Seven Months Ended April 30, 2006
Continuing Operations:			
Net Income	$ 0.5	$ 1.0	$ 22.7
Interest Expense	4.9	1.5	14.9
Provision (Benefit) for Income Taxes	2.1	0.0	0.8
Depreciation and Amortization	7.5	1.4	4.0
EBITDA for Continuing Operations	$ 15.0	$ 3.9	$ 42.4
EBITDA for Discontinued Operations	$ (2.5)	$ (3.0)	$ (14.8)
Total EBITDA	$ 12.5	$ 0.9	$ 27.6
Restructuring Expenses	$ -	$ 0.4	$ (28.6)
Total EBITDAR*	$ 12.5	$ 1.3	$ (1.0)

IES

Additional Financial Data



Selected Balance Sheet Data

	Successor 6/30/2007	Successor September 30, 2006	Successor 6/30/2006
Cash and Cash Equivalents	$ 68,943	$ 28,166	$ 10,938
Working Capital (Including Cash and Cash Equivalents)	161,384	136,506	152,775
Goodwill	14,289	14,589	14,832
Restricted Cash	20,000	20,000	20,000
Total Assets	361,560	375,515	377,899
Total Debt	45,809	55,765	54,058
Total Stockholders' Equity	157,038	154,643	158,953

Selected Cash Flow Data

	Three Months Ended 6/30/2007	Two Months Ended 6/30/2006	One Month Ended 4/30/2006
Cash provided by (used in) operating activities	$ 16,355	$ (1,786)	$ (805)
Cash (used in) investing activities	(328)	(197)	(127)
Cash (used in) financing activities	(14,374)	(4,052)	(229)

	Successor Nine Months Ended 6/30/2007	Successor Two Months Ended 6/30/2006	Predecessor Seven Months Ended 4/30/2006
Cash provided by (used in) operating activities	$ 56,640	$ (1,786)	$ 2,781
Cash (used in) investing activities	(895)	(197)	(6,525)
Cash (used in) financing activities	(14,968)	(4,052)	(7,632)